UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*


                          Phase Forward Incorporated
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                               (Name of Issuer)


                                 COMMON STOCK
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                          (Title of Class Securities)


                                  71721R406
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                                (CUSIP Number)


                             December 31, 2005
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



..........................
CUSIP No.  71721R406
..........................

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      Name of Reporting Persons.
1     I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell


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      Check the Appropriate Box if a Member of a Group (See Instructions)
2
      (a)

      (b)

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      SEC Use Only
3

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      Citizenship or Place of Organization
4
      USA

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              5    Sole Voting Power    2,602,897




  number of
   shares
beneficially
  owned by
    each
  reporting
 person with


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              6    Shared Voting Power


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              7    Sole Dispositive Power

                   2,602,897
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              8    Shared Dispositive Power


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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      2,602,897
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10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)


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11    Percent of Class Represented by Amount in Row (9)
      7.8%
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12    Type  of Reporting Person (See Instructions)
      IN
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Item 1.

    (a) Name of Issuer

        Phase Forward Incorporated

    (b) Address of Issuer's Principal Executive Offices

        880 Winter Street
        Waltham, MA 02451

Item 2.

    (a) Name of Person Filing

        The person filing this report is J. Carlo Cannell ("Cannell") who is the controlling member of Cannell Capital, LLC ("Adviser"). The Adviser acts as the investment adviser to The Cuttyhunk Fund Limited ("Cuttyhunk"), The Anegada Master Fund Limited ("Anegada"), and TE Cannell Portfolio, Ltd. ("TEC") and is the general partner of and investment adviser to Tonga Partners, L.P. ("Tonga" and, collectively, with Cuttyhunk, Anegada and TEC, the "Funds").

        The principal business of each Fund is to invest in securities.

        Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Cannell been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.

        Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness or such information concerning any other Reporting Person.


    (b) Address of Principal Business office or, if None, Residence

        The principal office and business address of Mr. Cannell is 150 California Street, 5th Floor, San Francisco, CA 94111.

    (c) Citizenship

        USA

    (d) Title of Class Securities

        Common Stock

    (e) CUSIP Number

        71721R406

Item 3. If this statement is filed pursuant to ss 240.13d-1(b), or ss 240.13d-2(b) or (c), check whether the person filing is a:

        (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
        (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
        (d) Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
        (e)    An investment adviser in accordance with ss
               240.13d-1(b)(1)(ii)(E).
        (f) An employee benefit plan or endowment fund in accordance with ss 240.13d-1(b)(ii)(F).
        (g) A parent holding company or control person in accordance with ss 240.13d-1(b)(1)(ii)(G).
        (h)    A savings association as defined in Section 3(b) of the
               Federal Deposit Insurance Act (12 U.S.C. 1813).
        (i)    A church plan that is excluded from the definition of an
               investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
        (j)    Group in accordance with ss 240.13d-1(b)(ii)(J).

Item 4. Ownership

        Common Stock:

        As of December 31, 2005, the Reporting Persons directly or indirectly beneficially owned 2,602,897 shares, or 7.8%, of Common Stock of Phase Forward Incorporated. (the approximate percentage of the shares of Common Stock owned is based on 33,431,000 shares of common stock outstanding by Phase Forward Incorporated, on November 2, 2005).(1) Cuttyhunk owns 615,700 shares (1.8%)
        (2) Anegada owns 583,548 shares (1.7%) (3) TE Cannell owns 457,900 shares (1.4%) (4) Tonga owns 945,749 shares (2.8%)

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following | |

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Adviser, a California licensed investment adviser, and Cannell, the majority owner and managing member of Adviser, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to Adviser's investment advisory clients. No single investment advisory client of Adviser owns more than 5% of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8. Identification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE
Date:  February 13, 2006


                             J. CARLO CANNELL

                           /s/ J. Carlo Cannell
               ------------------------------------------
                             J. Carlo Cannell